

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

May 10, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Stephen Spritzer
Chief Financial Officer
Clark Holdings, Inc.
121 New York Avenue
Trenton, New Jersey 08638

  **Re: Clark Holdings Inc.
    Form 10-K or the year ended January 3, 2009
    File No. 001-32735**

Dear Mr. Spritzer:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      David R. Humphrey
      Branch Chief